Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102

1.                                      Name and Address of Company

Lake Shore Gold Corp. (the “Company”)
181 University Avenue
Suite 2000
Toronto, ON
M5H 3M7

2.                                      Date of Material Change

April 11, 2012

3.                                      News Release

A news release was issued on April 11, 2012, through the facilities of Marketwire, and subsequently filed on SEDAR.

4.                                      Summary of Material Change

The Company entered into an agreement (the “Agreement”) with Sprott Resource Lending Partnership (“Sprott”) for a credit facility (the “Facility”) totaling up to $70 million. The Facility involves two components, a $35 million gold loan (the “Gold Loan”) maturing on May 31, 2015 and a standby line of credit (the “Standby Line”) for an additional $35 million. The Standby Line matures on December 31, 2014.

5.                                      Full Description of Material Change

The Company signed a binding term sheet with Sprott pursuant to which, upon satisfaction of certain conditions precedent, the Company and Sprott will complete a transaction for the Gold Loan and the Standby Line.

Gold Loan

Under terms of the Gold Loan, the Company will receive $35 million from Sprott upon closing. Repayment of the loan will be through 29 monthly cash payments based on a set number of gold ounces linked to the gold price on the day prior to the closing of the transaction. The actual number of ounces will be determined at the time of closing. The first payment will be made on January 31, 2013, with the final payment to be made on May 31, 2015.

In consideration for entering into the Gold Loan, the Company will make a payment to Sprott of 5,000,000 common share purchase warrants (the “Gold Loan Warrants”). Each of the Gold Loan Warrants shall entitle Sprott to acquire one common share in the Company for a period of 60 months at an exercise price of $1.30 per share representing a 49% premium to the Company’s closing share price on the TSX on the date of announcement. The 5,000,000 common shares eligible for purchase through the Gold

Loan Warrants equate to just over 1% of the Company’s existing issued and outstanding common shares. The Gold Loan Warrants shall be subject to a four month hold period and be detachable from the Facility.

Standby Line

The Standby Line shall be for a maximum principal amount of $35 million at an interest rate of 9.75%, compounded monthly. The Standby Line will be made available through two drawdowns with a minimum amount for each drawdown of $10 million. A “Drawdown” fee of 2% will be charged on the principal amounts drawn. Drawdowns will be available upon closing until March 31, 2013. On December 31, 2013, the Company will pay a fee (the “Rollover” fee) representing 4% of the then outstanding principal amount to extend the drawdown period for an additional year. Both the Drawdown and Rollover fees can be paid in either cash or common shares at the option of the Company, subject to certain terms and conditions.

In consideration for entering into the Standby Line, the Company will make a payment to Sprott of 8,000,000 common share purchase warrants (the “Standby Line Warrants”). The Standby Line Warrants have the same terms and entitlements as the Gold Loan Warrants. The 8,000,000 common shares eligible for purchase through the Standby Line Warrants equate to approximately 2% of the Company’s existing issued and outstanding common shares.

The Facility will rank subordinate to the Company’s existing bank debt with UniCredit of US$50 million.

Closing of the Facility is subject to certain terms and conditions, including the completion of definitive agreements and approvals, the completion of due diligence and the receipt of all applicable stock exchange and regulatory approvals.

6.                                      Reliance on Subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

7.                                      Omitted Information

Not applicable.

8.                                      Executive Officer

Mark Utting, Vice-President, Investor Relations, (416) 703-6298.

9.                                      Date of Report

April 20, 2012

Cautionary Note Regarding Forward-looking Information

Certain statements in material change report relating to the royalty and private placement transactions between Lake Shore Gold and Franco-Nevada Corporation, as well as Lake Shore Gold’s operating and development plans, general exploration activities and business strategy are “forward-looking statements” within the meaning of securities legislation. The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forwardlooking statements. More information about risks and uncertainties affecting the Company and its business is available in Lake Shore Gold’s most recent Annual Information Form and other regulatory filings which are posted on sedar at www.sedar.com.